                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                    COHR INC.
                            (Name of Subject Company)

                           TCF ACQUISITION CORPORATION
                           THREE CITIES FUND II, L.P.
                          THREE CITIES OFFSHORE II C.V.
                                    (Bidders)
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)
                                    192567105
                      (Cusip Number of Class of Securities)

                                J. WILLIAM UHRIG
                                    PRESIDENT
                           TCF ACQUISITION CORPORATION
                         C/O THREE CITIES RESEARCH, INC.
                               650 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 838-9660
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)
                                    COPY TO:
                            DAVID W. BERNSTEIN, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                            CALCULATION OF FILING FEE

Transaction Valuation*: $17,994,231.50           Amount of Filing Fee: $3,598.85

* For purposes of calculating the fee only. This amount assumes the purchase of 3,347,764 shares of common stock, par value $.01 per share (together with the associated preferred stock purchase rights, the "Shares") of COHR Inc. at a price per share of $5.375 in cash. The number of Shares outstanding as of September 30, 1998 which are not owned by the Bidders, is 3,347,764. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the Bidders.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid:        Filing Party:

         Form or registration no.:      Date Filed:

                         (Continued on following pages)
                               (Page 1 of 9 pages)

CUSIP No. 192567105                  14D-1                                Page 2

================================================================================
    1.      Name of Reporting Persons
            S.S. or I.R.S. Identification Nos. of Above Persons

                           TCF ACQUISITION CORPORATION
--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group
                     (a)/X/
                     (b)/ /
--------------------------------------------------------------------------------
    3.      SEC Use Only
--------------------------------------------------------------------------------
    4.      Sources of Funds

                           Not Applicable
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                     / /
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                           DELAWARE
--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                     0
--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                     / /
--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7

                     0
--------------------------------------------------------------------------------
   10.      Type of Reporting Person

                           CO
================================================================================

CUSIP No. 192567105                  14D-1                                Page 3

================================================================================
    1.      Name of Reporting Persons
            S.S. or I.R.S. Identification Nos. of Above Persons

                           THREE CITIES FUND II, L.P.
--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group
                     (a)/X/
                     (b)/ /
--------------------------------------------------------------------------------
    3.      SEC Use Only
--------------------------------------------------------------------------------
    4.      Sources of Funds

                           OO - Partner Contributions
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                     / /
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                           DELAWARE
--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                           3,085,425
--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                     / /
--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7

                           48.3%
--------------------------------------------------------------------------------
   10.      Type of Reporting Person

                           PN
================================================================================

CUSIP No. 192567105                  14D-1                                Page 4

================================================================================
    1.      Name of Reporting Persons
            S.S. or I.R.S. Identification Nos. of Above Persons

                           THREE CITIES OFFSHORE II C.V.
--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group
                     (a)/X/
                     (b)/ /
--------------------------------------------------------------------------------
    3.      SEC Use Only
--------------------------------------------------------------------------------
    4.      Sources of Funds

                           OO - Partnership Contributions
--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                     / /
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                           NETHERLANDS ANTILLES
--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                           3,085,425
--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                     / /
--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7

                           48.3%
--------------------------------------------------------------------------------
   10.      Type of Reporting Person

                           PN
================================================================================


ITEM 1. SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is COHR Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 21540 Plummer Street, Chatsworth, California 91311.

         (b) This Statement relates to the offer by TCF Acquisition Corporation, a Delaware corporation (the "Purchaser"), to purchase all the outstanding shares of common stock, par value $.01 per share (the "Shares") of the Company which are not owned by the Purchaser and its stockholders at a purchase price of $5.375 per Share, net to the seller in cash, (which will be increased to $6.375 per Share if pending stockholder suits are settled before the Offer expires on a basis which will not require the Company to pay more than $3.0 million, net of any insurance proceeds) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 4, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. The term "Shares" is deemed to include the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of November 23, 1998, between the Company and Chase Mellon Shareholder Services LLC. As of September 30, 1998, there were 6,433,189 Shares outstanding, of which the Purchaser owns 3,085,425.

         (c) The information set forth in the Offer to Purchase in Section 12 ("Price Range of Shares") is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (d), (g) This Statement is being filed by the Purchaser and Three Cities Fund II, L.P., a Delaware limited partnership and Three Cities Offshore II C.V., a Netherlands Antilles partnership (the "Three Cities Funds," and collectively, the "Bidders"). The Purchaser is currently owned by the Three Cities Funds. The information set forth in the Offer to Purchase under "Introduction," in Section 14 ("Certain Information Concerning the Purchaser and the Three Cities Funds") and in Schedule I to the Offer to Purchase is incorporated herein by reference.

         (e) - (f) During the last five years, none of the Bidders nor to the best of their knowledge, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a) - (b) The information set forth in the Offer to Purchase in Section 1 ("Background of the Offer; Contacts with the Company") is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) - (b) The information set forth in the Offer to Purchase in Section 15 ("Source and Amount of Funds") is incorporated herein by reference.

         (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a) - (e) The information set forth in the Offer to Purchase in Section 2 ("Purpose of the Offer and the Proposed Merger; Plans for the Company"); and in Section 16 ("The Merger") is incorporated herein by reference.

         (f) - (g) The information set forth in the Offer to Purchase in Section 4 ("Certain Effects of the Transaction") is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) - (b) The information set forth in the Offer to Purchase under "Introduction," Section 14 ("Certain Information Concerning The Purchaser and the Three Cities Funds"), Section 2 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") and in Section 16 ("The Merger") is incorporated herein by reference. As of the close of business on December 24, 1998, the Three Cities Funds, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percent of the Company's Shares set forth below (based on the number of Shares that were reported to be outstanding in the Company's Form 10-Q as of September 30, 1998).



        Name                        Number of Shares           Percentage
        ----                        ----------------           ----------
Three Cities Fund II,L.P.              1,234,170                  19.3%
Three Cities Offshore II, C.V.         1,851,255                  29.0
-----------------------------       ----------------           ----------
             Total                     3,085,425                  48.3%

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in the Offer to Purchase under "Introduction," in Section 14 ("Certain Information Concerning the Purchaser and the Funds"), Section 1 ("Background of the Offer; Contacts with the Company"),
Section 2 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") and in Section 16 ("The Merger") is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the Offer to Purchase under "Introduction" and in section 19 ("Fees and Expenses") is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDER

         Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

         (a) The information set forth in the Offer to Purchase in Section 1 ("Background of the Offer; Contacts with the Company"); Section 2 ("Purpose of the Offer and the Proposed Merger; Plans for the Company"); and in Section 16 ("The Merger") is incorporated herein by reference.

         (b) - (c) The information set forth in the Offer to Purchase in section 18 ("Certain Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (d) Not applicable.

         (e) The information set forth in the Offer to Purchase in section 18 ("Certain Legal Maters; Regulatory Approvals") is incorporated herein by reference.

         (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Plan and Agreement of Merger, dated December 24, 1998, by copies of which are filed as Exhibits (a)(1), (a)(2) and (c)(1) hereto, respectively, is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.


         EXHIBIT NO.                    DESCRIPTION
         -----------                    -----------
           (a)(1)              Offer to Purchase, dated January 4, 1999.

           (a)(2)              Letter of Transmittal.

           (a)(3)              Notice of Guaranteed Delivery.

           (a)(4) Form of letter, dated January 4, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.

           (a)(5) Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

           (a)(6)              Guidelines for Certification of Taxpayer
                               Identification Number on Substitute Form W-9.

           (a)(7)              Form of Summary Advertisement, dated January 4,
                               1999.

           (c)(1)              Plan and Agreement of Merger, dated December 24,
                               1998, by and among the Company and the Purchaser.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 1999


                                  TCF ACQUISITION CORPORATION


                                  By:  /s/   J. William Uhrig
                                      ------------------------------------------
                                      Name:  J. William Uhrig
                                      Title: President


                                  THREE CITIES FUND II, L.P.
                                      By:   TCR Associates, L.P.,
                                            its general partner
                                            By:   Three Cities Research, Inc.,
                                                  its general partner



                                            By:  /s/   Willem de Vogel
                                                --------------------------------
                                                Name:  Willem de Vogel
                                                Title: President


                                  THREE CITIES OFFSHORE II C.V.


                                      By:   TCR Offshore Associates, L.P.,
                                            its general partner
                                            By:   Three Cities Associates, N.V.,
                                                  its general partner



                                            By:   /s/  J. William Uhrig
                                                --------------------------------
                                                Name:  J. William Uhrig
                                                Title: President

                                  EXHIBIT INDEX



         EXHIBIT NO.                                  DESCRIPTION

           (a)(1)              Offer to Purchase, dated January 4, 1999.

           (a)(2)              Letter of Transmittal.

           (a)(3)              Notice of Guaranteed Delivery.

           (a)(4) Form of letter, dated January 4, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.

           (a)(5) Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

           (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

           (a)(7)              Form of Summary Advertisement, dated January 4,
                               1999.

           (c)(1) Plan and Agreement of Merger, dated December 24, 1998, by and among the Company and the Purchaser.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 1999


                                  TCF ACQUISITION CORPORATION


                                  By:   /s/  J. William Uhrig
                                      ------------------------------------------
                                      Name:  J. William Uhrig
                                      Title: President


                                  THREE CITIES FUND II, L.P.
                                      By:   TCR Associates, L.P.,
                                            its general partner
                                            By:   Three Cities Research, Inc.,
                                                  its general partner


                                            By:   /s/  Willem de Vogel
                                                --------------------------------
                                                Name:  Willem de Vogel
                                                Title: President


                                  THREE CITIES OFFSHORE II C.V.


                                      By:   TCR Offshore Associates, L.P.,
                                            its general partner
                                            By:   Three Cities Associates, N.V.,
                                                  its general partner


                                            By:   /s/  J. William Uhrig
                                                --------------------------------
                                                Name:  J. William Uhrig
                                                Title: President